

SEC[illegible] [illegible]MMISSION

13031766

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-52746

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/12 (MM/DD/YY) AND ENDING 03/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ICICI Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
415 Madison Avenue - Suite 1427
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Fredric Obsbaum (212) 897-1694
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG, LLP
(Name - if *individual, state last, first, middle name)*

345 Park Avenue	New York	NY	10154
(Address)	(city)	(State)	Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bishen Pertab, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICICI Securities Inc., as of March31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions



Signature

President

Title



Notary Public



CINDY YAU
NOTARY
NO. 02YA6211682
QUALIFIED IN
NEW YORK COUNTY
COMM. EXP.
09/21/2013
PUBLIC
STATE OF NEW YORK

This report** contains (check all applicable boxes):

✓ (a) Facing page.
✓ (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Cash Flows.
(e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
✓ (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(o) Independent auditor's report on internal accounting control
(p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


KPMG

ICICI SECURITIES INC.

Statement of Financial Condition

March 31, 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

ICICI SECURITIES

Table of Contents

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statement:	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3 – 7



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
ICICI Securities Inc.:

We have audited the accompanying statement of financial condition of ICICI Securities Inc. (the Company) as of March 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of ICICI Securities Inc. as of March 31, 2013 in accordance with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
May 17, 2013

ICICI SECURITIES INC.

Statement of Financial Condition

March 31, 2013

Assets

Cash	$	917,006
Receivable from clearing broker		88,148
Fixed assets, net of accumulated depreciation of $301,290		31,175
Due from affiliated company		39,394
Security deposits		582,997
Prepaid expenses		175,243
Other assets		686
Total assets	$	1,834,649

Liabilities and Stockholder's Equity

Accounts payable and other accrued liabilities	$	203,076
Lease related liability		507,346
Due to parent		15,004
Total liabilities		725,426
Stockholder's equity:		
Common stock, $1 par value. Authorized 15,000,000 shares; issued and outstanding 12,980,000 shares		12,980,000
Additional paid-in capital		454,126
Retained deficit		(12,324,903)
Total stockholder's equity		1,109,223
Total liabilities and stockholder's equity	$	1,834,649

See accompanying notes to financial statements.

(1) Organization

"ICICI Securities Inc. (the Company) is a wholly owned subsidiary of ICICI Securities Holdings, Inc. (Parent), which is an indirect wholly owned subsidiary of ICICI Bank Limited, an Indian financial services company whose American Depository Receipts are listed on the New York Stock Exchange. The Company provides brokerage, research and corporate finance services to institutional investors in the United States and Singapore investing in securities of companies principally headquartered in India. In addition, it may provide brokerage services to Indian clients wishing to invest in the United States and underwriting services for issuers wishing to offer securities to the marketplace. In the United States, the Company is registered with the Securities and Exchange Commission (the SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA) and in Singapore, with the Monetary Authority of Singapore (the MAS).

The Company's customers transact their business on delivery versus payment basis. The settlement of the customer securities transactions is facilitated by an affiliate in India for securities traded in the Indian stock markets and by a member organization of the New York Stock Exchange for securities traded on the United States markets. Accordingly, the Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(i) and (k)(2)(ii) of the Securities Exchange Act of 1934, and it is also subject to Rule 15c3-1, the Uniform Net Capital Rule.

(2) Significant Accounting Policies

(a) Cash

All cash deposits are held by two financial institutions and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

(b) Revenues

The Company facilitates securities transactions. Related commission revenues and expenses from these transactions are recorded on a trade-date basis. Revenues and fees from investment banking assignments are recorded when the services related to the underlying transactions are completed under the terms of the assignment or engagement.

(c) Fixed Assets

Fixed assets are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

(d) Income Taxes

The Company is a wholly owned subsidiary of its Parent and therefore all of its income and losses are included in the consolidated tax return filed by its Parent. Tax liabilities are calculated on a separate return basis. Deferred tax assets and liabilities are recognized subject to management's judgment that realization is more likely than not.

(e) ***Foreign Currency***

Asset and liability accounts are translated at the exchange rate in effect at year-end, and income accounts are translated at the average rates of exchange prevailing during the year for revenues and month-end exchange rate for expenses. The U.S. dollar is considered the functional currency for the Company's foreign branch and foreign currency translation gains and losses are recorded in the statement of income.

(f) ***Estimates***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Receivables from Clearing Broker

The Company has an arrangement with a clearing broker under which it introduces certain customer transactions on a fully disclosed basis. Receivables from clearing broker represent primarily a cash deposit at the clearing broker. The clearing broker is a member of the New York Stock Exchange and various other stock exchanges and is subject to the rules and regulations of such organizations as well as those of the SEC.

(4) Related Party Transactions

As of March 31, 2013, due to Parent amounting to $15,004 represents the Company's proportionate share of income taxes and other related expenses.

The Company issued $600,000 of its common stock, at par value, during the fiscal year at its par value.

All of the Company's customer securities transactions are facilitated by an affiliate in India. Commissions earned are collected by this affiliate and remitted to the Company net of the affiliate's facilitation fees. For the year ended March 31, 2013, total facilitation fees charged by this affiliate were $487,493. As of March 31, 2013, receivable from the affiliate of $39,394 represents the Company's share of commissions earned from customer securities transactions collected by the affiliate.

(5) Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $100,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. At March 31, 2013, the Company had net capital of $640,570 which exceeded requirements by $540,570.

(6) Off-Balance-Sheet Risk, Concentration Risk and Credit Risk

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

(7) Income Taxes

Total tax expense is $4,000. This represents state and local minimum tax. There is no benefit for income taxes for the year ended March 31, 2013 due to the net operating losses incurred being offset by valuation allowances recorded on the related net deferred tax assets.

A reconciliation between the effective income tax benefit and the amount computed using the statutory federal tax rate of 35% is as follows:

Income before provision for income taxes	$	(711,819)
Expected:		
Federal income tax benefit at statutory rates	$	(249,137)
Valuation allowance		249,137
State and local taxes		4,000
Total current tax	$	4,000

The components of the net deferred tax assets are as follows:

Deferred tax assets:		
Net operating loss carry-forwards	$	4,740,766
Lease related adjustments		228,458
Fixed assets		315,066
Credit carryforwards		58,575
Gross deferred tax assets		5,342,865
Less valuation allowance		(5,342,865)
Deferred tax assets, net	$	—

At March 31, 2013, the Company's deferred tax assets were primarily related to federal, state and local net operating loss carryovers that primarily will start to expire in 2029. Due to a history of net operating losses, management does not believe that the deferred tax asset is more likely than not to be realized and has established a full valuation allowance.

(Continued)

The Company does not have any liabilities for uncertain tax position or any known unrecognized tax benefits at March 31, 2013. The Company recognizes accrued interest and penalties related to uncertain tax positions in (interest expense or income tax expense) within the consolidated statements of income. At this time the Company does not expect any material change in the unrecognized tax benefits amount over the next twelve months. The following are the major tax jurisdictions for the Company and the earliest tax year subject to examination are:

Federal – 2009 and New York State and New York City – 2009

(8) Commitments

The Company has obligations for its office space in New York City under the terms of an operating lease expiring February 29, 2017. Rental payments on this lease for the year ended March 31, 2013 were approximately $527,744. The approximate future minimum annual lease payments are:

		Payments
Year ended March 31:		
2014		527,744
2015		527,744
2016		527,744
2017		483,765
Total	$	2,066,997

(9) Lease Related Liability

The Company, in order to mitigate the loss under the lease, in January 2010, had entered into a sublease arrangement which expires concurrently with the original lease with the landlord. The sublease rental receivables from the subtenant are substantially less than lease payments to the landlord and hence, the Company had recorded a loss on sublease. At March 2013, the Company has lease related liability of $507,346 which represents accrual for the loss on sublease.

(10) Bank Guaranty

Under the terms of the sublease the Company was required to provide a letter of credit to subtenant to cover the lease short fall. ICICI Bank Ltd., the ultimate parent, on behalf of the Company, has provided a Letter of Credit to subtenant for an amount of $1,000,000. The cost of the letter of credit of $51,997 will amortize over the remaining life of the sublease.

(11) Indemnifications

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for this indemnification.

(Continued)

ICICI SECURITIES INC.

Notes to Statement of Financial Condition

March 31, 2013

(12) Fixed Assets

Computers, software, furniture and leasehold improvements consist of the following at March 31, 2013:

	Useful life (in years)		2013
Computer equipment and software	3	$	118,653
Telecom	5		28,895
Furniture	7		184,917
			332,465
Less accumulated depreciation and amortization			(301,290)
		$	31,175

(13) Subsequent Events

The Company has evaluated all subsequent transactions and events after the balance sheet date through the date on which these financial statements were issued and, except as already included in the notes to these financial statements, has determined that no additional items require disclosure.



KPMG LLP
Bay Adelaide Centre
Suite 4600
333 Bay Street
Toronto ON M5H 2S5

Telephone (416) 777-8500
Fax (416) 777-8818
www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES PURSUANT TO SEC RULE 17A-5(E)(4)

The Board of Directors
MGI Securities (USA) Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2013, which were agreed to by MGI Securities (USA) Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority or specified parties of report, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries as per the Company's Form SIPC-6 and a copy of the cheque issued to SIPC as of November 6, 2012 noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of the overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
May 21, 2013